UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated June 13, 2016.

ABB appoints Sami Atiya as Head of Discrete Automation and Motion division

Zurich, Switzerland, June 13, 2016 – Globally experienced leader Atiya brings proven portfolio leadership experience and deep understanding of digital revolution in industry

ABB has appointed Sami Atiya to its Executive Committee as President of the Discrete Automation and Motion (DM) division, effective June 13, 2016. He succeeds Pekka Tiitinen, who will return to his home country as Managing Director of ABB in Finland.

Atiya served Siemens for 18 years in the US and Europe, most recently since 2011 as CEO of the Mobility and Logistics division and as CEO of the Computer Tomography unit from 2008 to 2011. Prior to that he held various leadership roles at Siemens Medical Solutions Inc., in the US, and Siemens Business Services.

During his tenure, he drove profitable growth and developed the product and software portfolio of his units through organic and inorganic means including the successful integration of Invensys rail.

Before joining Siemens, Atiya was co-owner and Managing Director at Harald Balzer & Partner, a provider of software and services for project and process management, and project leader at Robert Bosch GmbH.

“Sami Atiya has tremendous experience in leading industrial portfolios across a wide range of markets and geographies as well as a proven track record of delivering strong results in growth, restructuring and integration situations,” said CEO Ulrich Spiesshofer. “With his wide-ranging expertise, including robotics, software and artificial intelligence, and his integrative leadership style, he is the ideal person to strengthen the division’s pioneering technology leadership and enable customers to seize the tremendous opportunities created by the digital revolution in industry. I am delighted to welcome Sami to our senior leadership team and look forward to drive the implementation of our Next Level strategy together with him and the entire team.”

Atiya holds a PhD in the field of robotics, sensors and data processing from the University of Wuppertal, obtained during his time at the Fraunhofer Institute for Information and Data Processing, and a Master’s degree in Electrical Engineering and Automation from the Karlsruhe Institute of Technology in Germany. He holds an MBA from the Massachusetts Institute of Technology (MIT), US. He is married with two children and will be based in Zürich, Switzerland.

Tiitinen will take up his new role as Managing Director of ABB Finland on Oct. 1, 2016, following an orderly transition period in the DM division. His appointment in Finland is part of a leadership succession at the helm of several of ABB’s most important country organizations. ABB’s current Managing Director (MD) in Finland, Tauno Heinola, will succeed Axel Kuhr as MD in Australia, while Kuhr will become MD in Japan, replacing Tony Zeitoun, who will retire from ABB.

“I would like to thank Pekka for his contribution to DM over the past three years, and look forward to continuing to work with him in his new position,” Spiesshofer said.

ABB (www.abb.com) is a leading global technology company in power and automation that enables utility, industry, and transport and infrastructure customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in roughly 100 countries and employs about 135,000 people.

For more information please contact:

Media Relations		ABB Ltd
Saswato Das	Investor Relations	Affolternstrasse 44
Antonio Ligi, Sandra Wiesner	Tel. +41 43 317 71 11	8050 Zurich
Tel: +41 43 317 65 68	investor.relations@ch.abb.com	Switzerland
media.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: June 13, 2016	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance